Leonard Kreynin 212 450-4937 Leonard.Kreynin@DPW.COM	450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

April 29, 2009

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GHL Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed January 23, 2009
File No. 001-33963

Dear Mr. Spirgel

On behalf of GHL Acquisition Corp. (“GHQ”), we are submitting GHQ’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) made in the letter dated February 2, 2009 from Larry Spirgel, Assistant Director of the SEC, to Scott L. Bok, Chairman and Chief Executive Officer of GHQ, regarding the above-mentioned preliminary proxy statement.

This letter and GHQ’s amended proxy statement are being filed electronically with the SEC today.  In addition to the EDGAR filing, we are delivering via hand delivery a hard copy of this letter, along with a courtesy copy of the amended proxy statement marked to indicate changes from the version filed on January 23, 2009.

Page references in our responses correspond to the version of the proxy statement that is being filed today, however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination.  Please note that, for the Staff’s convenience, we have included each of the Staff’s comments in bold and provided GHQ’s response to each comment immediately thereafter.

Larry Spirgel	2	April 29, 2009

Selected Unaudited Pro Forma Condensed Combined Financial Data, page 26

1.
Please refer to prior comment 15.  Disclose the purchase of all the outstanding shares of Baralonco and Syncom in order to obtain the shares of Iridium that each owns.  Also, revise to explain why no pro forma adjustments have been made.  Such disclosure should be similar to the discussion provided in your response.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 28 of the proxy statement.

2.
Please refer to prior comment 16.  As we previously stated, please reflect the changes to the terms of your credit facilities as a result of the Credit Amendments (i.e. the changes to the interest rates as disclosed on page F-67) as well as the distribution of $36.3 million to Iridium Holdings unit holders.  These items may not be attributable to the transaction; however, they are events that do meet the criteria for pro formas in Article 11 of Regulation S-X.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 29 of the proxy statement.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

2. Acquisition Method, page 31

3.	We are still evaluating your response to prior comment 17. We may have further comments.

Response

GHQ has concluded, pursuant to the guidance contained in SFAS 141(R) and Accounting Research Bulletin No. 51 (“ARB 51”) that GHQ will be the accounting acquirer based on consideration of all the pertinent facts and circumstances.  Of particular significance is the fact that, upon the closing of the transaction, former GHQ stockholders will have a significant majority of the voting shares of the combined entity after closing.  Pursuant to the guidance of ARB 51 regarding control, GHQ believes it is clear that “control” rests with former GHQ stockholders, and therefore GHQ believes that it is clear that GHQ is the “accounting acquirer.”

The detailed analysis follows:

SFAS 141(R) paragraphs 8 and 9 state:

8. For each business combination, one of the combining entities shall be identified as the acquirer.

Larry Spirgel	3	April 29, 2009

9. The guidance in ARB 51, as amended, shall be used to identify the acquirer—the entity that obtains control of the acquiree. If a business combination has occurred but applying the guidance in ARB 51 does not clearly indicate which of the combining entities is the acquirer, the factors in paragraphs A11–A15 shall be considered in making that determination. However, in a business combination in which a variable interest entity is acquired, the primary beneficiary of that entity always is the acquirer. The determination of which party, if any, is the primary beneficiary of a variable interest entity shall be made in accordance with FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, as amended, not by applying either the guidance in ARB 51 or that in paragraphs A11–A15.

ARB 51 states:

The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, over fifty percent of the outstanding voting shares of another company is a condition pointing towards consolidation.

Prior to the consideration of any potential dilutive securities, former GHQ stockholders will own 61.51% of voting outstanding shares of the combined entity after the transaction (and Iridium Holdings members will own 38.49%).  The following table summarizes the ownership of shares on an outstanding basis upon close of the transaction:

Stockholders	Shares	Ownership %
Former Iridium Holdings Class A & B members	29,443,500	38.49%
Former GHQ Stockholders:
GHQ Sponsor	6,928,387	9.06%
GHQ Public Stockholders	40,130,000	52.45%
Subtotal	47,058,387	61.51%

Total	76,501,887	100.00%

The table above does not include the potentially dilutive effect of (i) Iridium Holdings’ Convertible Subordinated Promissory Note (the “Note”) issued to Greenhill & Co. Europe Holdings Limited (“Greenhill Europe”), which is convertible into 1,946,500 shares of the combined entity, (ii) outstanding stock purchase warrants (44,130,000 equivalent shares) and (iii) any contemplated management equity awards.

Judgment, based on an assessment of all relevant facts and circumstances, must be applied when evaluating how options, warrants, or convertible instruments, including convertible debt with attributes similar to common stock, should be considered. For purposes of the evaluation, GHQ believes that in-the-money options, warrants and convertible instruments that are vested and exercisable or convertible into voting shares

Larry Spirgel	4	April 29, 2009

as of the date of consummation (or become so as a result of consummation) generally should be considered outstanding shares for purposes of this test.

Assuming the exercise of all potentially dilutive in-the-money awards that are vested, exercisable or convertible into voting shares as of the anticipated date of consummation of the transaction, the ownership share of former GHQ stockholders increases to 75.59% (while the ownership of Iridium Holdings members decreases to 24.41%).  The following table summarizes the ownership shares on a fully diluted basis:

Stockholders	Shares	Ownership %
Former Iridium Holdings Class A & B members	29,443,500	24.41%
Former GHQ Stockholders:
GHQ Sponsor	6,928,387	5.74%
GHQ Public Stockholders	40,130,000	33.27%
Warrant holders (1)	44,130,000	36.58%

	91,188,387	75.59%

Total	120, 631,887	100.00%

(1)
The table above includes 44,130,000 shares issuable upon the exercise of outstanding GHQ stock purchase warrants; the warrants are currently exercisable and each warrant entitles the holder to purchase from the GHQ one share of common stock at an exercise price of $7.00 (price is below current trading price of GHQ common stock, as well as the 52 week low).

(2)
The table above does not include the potential conversion of the Note held by Greenhill Europe, which is convertible into 1,946,500 shares of the combined entity.  The implied conversion price of the Note is $10/share, which is above the current trading price of GHQ common stock as well as the 52-week high.  In accordance with Section 8 of the Note, Greenhill Europe has the option to convert the Note into Iridium Holdings Class A units upon the later of (i) October 24, 2009 and (ii) the earlier of the closing or termination of the transaction.

(3)	The table above also does not include any contemplated management equity awards.

Larry Spirgel	5	April 29, 2009

Conclusion:

It is clear that former GHQ stockholders have a substantial majority of the voting shares of the combined entity after closing (prior to the consideration of potentially dilutive securities and on a fully-diluted basis).  GHQ’s substantial differential in the voting interest of the combined entity provides a difficult presumption to overcome that it is not the accounting acquirer.  Thus, pursuant to the guidance of SFAS 141(R) and ARB 51 regarding control, GHQ believes it is clear that “control” rests with the former GHQ stockholders, and therefore GHQ believes that it is clear that GHQ is the “accounting acquirer.”

Although GHQ believes it is clear that GHQ is the accounting acquirer, GHQ also considered the additional factors included in paragraphs A11 through A15 of SFAS 141(R).

Paragraph A11 – Cash Consideration.  Although the transaction is not primarily affected by transferring cash, other assets or incurring liabilities, GHQ notes that GHQ is paying Iridium Holdings members $102,600,000 in cash as part of the consideration ($77,100,000 to all Iridium Holdings unit holders and $25,500,000 to the Iridium Holdings unit holders other than Baralonco or Syncom), based on the guidance in paragraph A11, this gives evidence that GHQ is the accounting acquirer in the transaction.

Paragraph A11 - Equity Interests.  “In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests.”  Because GHQ is issuing significant equity as part of the transaction consideration (together with the cash consideration described above, the “Consideration”), it is evidence that GHQ is the accounting acquirer.

Because a substantial portion of the Consideration is in equity interests, GHQ has also analyzed the indicators outlined in paragraph A.12, as follows:

A12a. - Relative Voting Rights.  “The relative voting rights in the combined entity after the business combination - The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity.”

As noted in the above analysis, former GHQ stockholders retain a substantial majority of the voting rights in the combined entity (prior to and on a fully-diluted basis).  The significance of the differential in the post-combination voting interests in favor of GHQ (75.59% to 24.41%) further supports the conclusion that GHQ is the accounting acquirer.

A12 b. - Large Minority Voting Interest.  “The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest - The acquirer usually is the combining

Larry Spirgel	6	April 29, 2009

entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.”

There is not an individual stockholder or controlled group of stockholders that owns a significant interest in the combined company. No former Iridium Holdings member or GHQ stockholder will have a large minority voting interest in the combined company (no one stockholder or controlled group exceeds 15%); additionally, no group of former Iridium Holdings members or GHQ stockholders is considered to be an “organized group” of owners.  The fact that (i) no former Iridium Holdings owners have a large minority interest in the combined entity after closing and (ii) that no individual former GHQ stockholders have a large minority interest makes this factor not applicable.

The table below sets forth the fully diluted ownership in the combined company:

Investor	Shares	Ownership %
Syncom-Iridium	4,030,824	3.34%
Syndicated Comm.	5,280,539	4.38%
Baralonco N.V.	9,311,362	7.72%
Bareena Holdings	1,861,137	1.54%
Dan A. Colussy Trust	218,552	.18%
Tyrone Brown	89,527	.08%
Class B Unit Holders	8,651,559	7.17%
Total Iridium Holdings Members	29,443,500	24.41%
GHQ Stockholders & Warrants	91,190,000	75.59%

Total	120,633,500	100.00%

A12 c. - Composition of the Board of Directors.  “The composition of the governing body of the combined entity - The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.”

The transaction contemplates that the newly constituted board of GHQ (the legal acquirer, to be renamed Iridium Communications Inc. (or “ICI”) will consist of ten (10) directors.  Of the ten directors, at least six (6) will meet the definition of “independent director” pursuant to the rules of the New York Stock Exchange; four (4) directors previously served as directors of GHQ; three (3) directors previously served as directors of Iridium Holdings; one (1) is Iridium Holdings’ current CEO; and two (2) are new directors (one of whom is yet to be named).  Of the 4 “non independent directors”, 2 will be selected by and will represent a GHQ

Larry Spirgel	7	April 29, 2009

stockholder, 1 is the CEO and 1 is assumed not to be independent for purposes of this analysis.
It is anticipated that there will be a Nominating Committee whose charter will be to nominate candidates for Board seats (the full Board will determine the final nominees); actual election of directors is determined by stockholder vote.  The Nominating Committee will comprise a subset of the Board.  The composition of the Nominating Committee has not yet been determined.

GHQ’s charter and by-laws (as to be amended as part of the transaction) stipulate that there are no separate classes of directors; each director serves a one-year term and is subject to re-election by plurality vote of the stockholders at each annual stockholders’ meeting.  Accordingly, because former GHQ stockholders will own a significant majority of the combined entity’s common stock, the former GHQ stockholders “have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.”  This provides evidence that GHQ is the accounting acquirer.

The following table identifies the contemplated Board of Directors of the combined company:

Director	Former Director	NYSE Independent?
Bob Niehaus (Chairman)	GHL	No
Scott Bok	GHL	No
Thomas Canfield	GHL	Yes
Parker Rush	GHL	Yes
Matt Desch	No (1)	No
A.B. Krongard	Iridium	Yes
Steven Pfeiffer	Iridium	No (4)
TBD	No (2)	Yes
Terry Jones	Iridium	Yes
J. Darrel Barros	No (3)	Yes

(1)	Matt Desch is Iridium Holdings’ current CEO.

(2)	This director is yet to be determined.

(3)	J. Darrel Barros is a new director.

(4)	Steven Pfeiffer is assumed not to be independent for purposes of this analysis, but a conclusion on his status has not yet been determined.

A12 d. - Composition of Senior Management.  “The composition of the senior management of the combined entity - the acquirer usually is the combining entity whose former management dominates the management of the combined entity.”  The initial slate of senior management of the combined entity consists of Iridium Holdings’ former senior management team.  GHQ’s management will not retain their positions and will not be part of the senior management of the combined company.  This provides evidence that Iridium Holdings may be the accounting acquirer.

Larry Spirgel	8	April 29, 2009

A12 e. - Terms of the exchange of equity interests.  “The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.”  The negotiated terms of the transaction result in the Consideration being set at a level greater than the presumed fair value of Iridium Holdings, based on internally prepared discounted cash flow analyses and as a result of an independent appraisal of Iridium Holdings’ tangible and intangible assets and liabilities.  As reflected in the pro forma financial statements, the Consideration exceeds the fair value of the assets and liabilities by approximately $75.3 million (the amount of goodwill reflected in those pro forma financial statements) which equates to an approximate 20% premium to fair value.   Although the fair value of Iridium Holdings is subject to a number of estimates and assumptions, the existence of a premium gives potential evidence that GHQ is the accounting acquirer.

A13. - Relative Size.  “The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings), is significantly larger than that of the other combining entity or entities.”  GHQ is significantly larger when using assets, however, Iridium Holdings is significantly larger when using revenue and earnings.  For purposes of this analysis, this consideration does not provide clear evidence that either company is significantly larger than the other.

A14. - Initiation of Transaction.  “In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities.”  As described in the proxy statement:

GHQ initially became aware of the opportunity to potentially acquire Iridium Holdings when contacted by Michael J. Price, a senior managing director of Evercore Partners, one of Iridium Holdings’ financial advisors. Evercore Partners and Fieldstone Partners had been retained by Iridium Holdings to assist in raising capital and will be paid a fee by Iridium Holdings upon the closing of the acquisition. No other “finders’ fees” will be paid as a result of the acquisition. On April 28, 2008, Scott L. Bok, our chief executive officer, spoke with Mr. Price regarding Iridium Holdings as a potential acquisition candidate for GHQ. Mr. Price indicated that Iridium Holdings was currently in discussions with a private equity firm regarding a minority investment in Iridium Holdings, but that it would be interested in gauging GHQ’s interest in acquiring Iridium Holdings in order to provide it with access to a larger amount of growth capital and a publicly traded currency, as well as providing Iridium Holdings’ owners with greater liquidity going forward.

Since Iridium Holdings initiated discussions for a potential business combination, it provides evidence that Iridium Holdings maybe be the accounting acquirer.

Conclusions
After reviewing all the pertinent facts and circumstances surrounding the proposed business combination, and after reviewing the guidance in SFAS 141(R) and ARB 51 (and as further clarified by SFAS 141(R) Implementation Guidance), GHQ believes GHQ is the accounting acquirer.  It is clear that former GHQ stockholders have a substantial majority of the voting shares of the combined entity after closing (prior to the consideration of potentially dilutive securities and on a fully-diluted basis).  GHQ’s

Larry Spirgel	9	April 29, 2009

substantial differential in the voting interest of the combined entity provides a difficult presumption to overcome that it is not the accounting acquirer.  Thus, pursuant to the guidance of ARB 51 and SFAS 141(R) regarding control, GHQ believes it is clear that “control” rests with the former GHQ stockholders, and therefore GHQ believes that GHQ is the “accounting acquirer.”  As part of the analysis, GHQ also considered the factors in paragraph A11 through A15 of SFAS 141(R).  Those factors support the conclusion that GHQ is the accounting acquirer.

3. Pro Forma Adjustments and Assumptions

4.	We note that you are still considering your response to prior comment 19. Once determined, please respond to our comment and if applicable, reflect the Motorola arrangement in your filing.

Response

Iridium Holdings is continuing to assess the relevant language in the Motorola TSA and the Motorola Note Agreement and is in discussions with Motorola regarding the applicability of the “triggering event” to the transaction with GHQ under these agreements. Iridium Holdings expects to reach an understanding with Motorola and clarify the treatment of the Motorola payables for financial purposes prior to the filing of the definitive proxy statement and will reflect such understanding accordingly.

Risk Factors, page 40

The completion and timing of the acquisition is subject to the receipt of approvals from government entities, page 56

5.
We note your revised disclosure on page 22 with respect to the FCC public notice process and the comments filed by Cornell University and International Communications, Inc as well as your disclosure on page 23 regarding the request from certain executive agencies that the FCC defer action.  Please revise this risk factor to reflect the risks to the completion and timing of the acquisition based on these developments.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 51 of the proxy statement.

Summary of the Duff & Phelps Opinion, page 77

6.
We note your response to comment 34 from our letter dated December 30, 2008.  In light of your disclosure regarding recent dramatic changes in the financial, securities, lending and other markets and deterioration in global economic conditions, indicate whether the Board considered asking Iridium for updated budget estimates from Iridium Holdings and Duff & Phelps to provide an updated opinion and confirm that the fair market value of Iridium Holdings is at least 80% balance of your trust account.

Larry Spirgel	10	April 29, 2009

Response

As discussed on page 64 of the proxy statement, the terms of the transaction were amended in light of the significant deterioration in prevailing economic and market conditions.  The board of directors of GHQ has made its own determination as to the requirements detailed in GHQ’s amended and restated certificate of incorporation for an initial business combination.  Please see revised disclosure on page 64 of the proxy statement.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

•	GHQ is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	GHQ may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (212) 450-4937 should you wish to discuss the foregoing or this filing.

Very truly yours,

/s/ Leonard Kreynin
Leonard Kreynin
Davis Polk & Wardwell

cc:           Scott L. Bok, GHL Acquisition Corp.